
January 31, 2014

Via E-mail
Mr. Hetong Guo, Chairman
Lentuo International, Inc.
Building D, 2nd Floor,
56 East 4th Ring South Road
Chaoyang District, Beijing 100023
People's Republic of China

> **Re: Lentuo International, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-34987**

Dear Mr. Guo:

We have reviewed your response dated December 31, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements, page F-1

Consolidated Statements of Comprehensive Income (Loss), page F-5

1. We reviewed your response to comment 3 in our letter dated September 27, 2013. We note from your response that you exclude the upfront deposit of the entire purchase price received from the customer/lessee from the minimum lease payment for purposes of determining whether the lease meets the criteria in ASC 840-10-25-1d.   Based on your response, it appears that you consider the portion of this upfront payment you would receive in the event the customer/lessee was unable to obtain a license plate or decided to return the automobile to be contingent lease income. Please provide us with the following information:

- Explain the basis in GAAP for your assumption that this upfront payment represents contingent lease income.

- Explain how you determined whether or not this upfront deposit was a residual value guarantee or a guarantee of your return on the leased automobile. Refer to ASC 840-10-25-6 and 25-8 and ASC 840-10-55-8 and 55-9.

- If the upfront deposit had been considered to be a residual value guarantee or a guarantee of your return on the leased asset and included in the minimum lease payments, please tell us whether this would have affected your lease classification(s) and explain your conclusion. Please refer to ASC 840-10-25-1 and ASC 840-10-25-42 through 25-43.

- Please tell us whether your customer/lessee agreements include standardized language addressing the refund due to the customer/lessee in the event that the automobile is returned. If so, please provide us with a copy of that standardized language and, if not clear from that portion of the contract, explain to us if the refund amount is quantified or otherwise calculable within the written agreements. Alternatively, if your agreements do not include standardized language addressing this refund, please better explain why you believe your contracts support your conclusion that a portion of the upfront payment received is refundable to the customer in the event that the automobile is returned.

Note 2. Summary of Significant accounting Policies, page F-15

(n) Goodwill, page F-20

2. We note your response to comment 8 in our letter dated September 27, 2013 and have the following comments:

- We note that the estimated fair value of your Huizhou FAW-VW reporting unit exceeded its carrying value by 5.4% at December 31, 2012. Since a 5.4% excess could be construed as being at risk of failing step one of the goodwill impairment test, please provide in future filings, if still warranted, the suggested disclosures included in our previous comment. Alternatively, if you believe a material impairment charge is unlikely even if step one was failed, please disclose this information to your readers.

- Since your CODM reviews the financial information of your eleven dealerships, it appears that each dealership represents an operating segment. However, your disclosure on page F-47 indicates that you have only seven operating segments. Please tell us in further detail how you determined your operating segments.

Certifications

3. We note your response to comment 12 in our letter dated September 27, 2013. As previously requested, please amend your filing to revise the certifications of your principal executive and principal financial officers to use the exact wording provided in Form 20-F, Instructions as to Exhibits, Item 12. Specifically, please revise the introduction to paragraph 4 to state that "The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15a-15(f)) for the company."

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Alan Seem, Esq.
Shearman & Sterling LLP